Progenics Pharmaceuticals, Inc. 777 Old Saw Mill River Road Tarrytown, New York 10591 Fax: (914) 789-2817 (914) 789-2800 www.progenics.com

October 2, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:  Mr. Jim B. Rosenberg

Re:	Progenics Pharmaceuticals, Inc.
Form 10-K for the fiscal year ended December 31, 2012
Filed March 15, 2013
Form 10-Q for the Quarterly Period Ended June 30, 2013 Filed August 9, 2013 File No. 000-23143

Dear Mr. Rosenberg:

We have received your September 23rd letter to Mr. Baker conveying the comments of the SEC Staff on the above-referenced filings.  In order to complete the collection and compilation of relevant information, and to prepare responses to the Staff's comments with necessary and appropriate input from Company officers, employees and advisors, Progenics hereby respectfully requests the Staff to grant an extension of an additional ten business days to provide its response.  This extension will permit the Company to respond fully and properly to all of the matters raised in your letter.

Please contact me at (914) 789-2805 or dmartin@progenics.com if you have any questions or require additional information.

Sincerely,

/s/ David E. Martin

David E. Martin
General Counsel

cc:	Mr. Baker Austin Stephenson, Esq.